EXHIBIT 99.11

PRESS RELEASE

TotalEnergies and Honeywell sign a strategic agreement to promote the development of advanced plastic recycling

Paris and Houston, February 17, 2022 – TotalEnergies and Honeywell today announced a strategic agreement to promote the development of advanced plastic recycling. Under this agreement, Honeywell will agree to supply TotalEnergies with Recycled Polymer Feedstock (RPF) using Honeywell’s UpCycle Process Technology at the recently announced Honeywell and Sacyr advanced recycling plant, intended to be built in Andalucía, Spain. TotalEnergies will purchase and convert this raw material into virgin-quality polymers, which could be used for food-grade packaging and other high demanding applications.

The UpCycle plant, which will be owned by a joint venture between Honeywell and Sacyr, is planned to process and convert yearly 30,000 tons of mixed plastic waste into RFP, that may otherwise be destined for landfill or incineration. The projected startup of the UpCycle plant is expected in 2023, with RPF to be used for the manufacturing of high-quality polymers in TotalEnergies’ European-based production units. With identical properties to virgin polymers, the recycled polymers are expected to be suitable for a wide range of applications including food-grade applications, such as flexible and rigid food packaging containers.

This first planned project represents the start of the collaboration between TotalEnergies and Honeywell in the field of advanced recycling. Both parties are committed to addressing the issue of plastic waste and helping to build a more circular and sustainable economy in Europe, and the rest of the world.

"We are pleased to partner with Honeywell to tackle the issue of plastic waste through the development of advanced plastic recycling, and thereby the circular economy, one of the pillars of sustainable development. This project, with a 2023 targeted startup, will contribute to meet our ambition of producing 30% recycled and renewable polymers by 2030 “said Valérie Goff, Senior Vice President, Polymers at TotalEnergies.

“Plastics demand will continue to grow, so it’s critical to create a linkage between waste management and plastics production to strengthen a circular flow of plastics,” said Ben Owens, vice president and general manager, Honeywell Sustainable Technology Solutions. “The relationship with TotalEnergies will provide a strong recycled polymer feedstock offtake partner and coupled with our recently announced advanced recycling plant with Sacyr, Honeywell is leading the drive toward a more circular plastics economy.”

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Honeywell

Honeywell (www.honeywell.com) is a Fortune 100 technology company that delivers industry-specific solutions that include aerospace products and services; control technologies for buildings and industry; and performance materials globally. Our technologies help everything from aircraft, buildings, manufacturing plants, supply chains, and workers become more connected to make our world smarter, safer, and more sustainable.

TotalEnergies Contacts

•	Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
•	Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

Honeywell contact

•	Media Relations: Mike Hockey +1 832 285 4933 l mike.hockey@honeywell.com
•	Investor Relations: Sean Meakim +1 704 627 6200 l sean.meakim@honeywell.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).